UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Barnwell Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP Number)

Ned L. Sherwood

4731 North Highway A1A, Suite 213

Vero Beach, FL 32963

(772) 226-7923

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 068221100	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 899,622.138*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 899,622.138*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,622.138*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%**
14	TYPE OF REPORTING PERSON IN

*	Includes (i) 661,584.138 common shares held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer and (ii) 238,038 common shares held by the Ned L. Sherwood Revocable Trust, of which Ned. L. Sherwood is the beneficiary and trustee. Ned. L. Sherwood disclaims beneficial ownership of such common shares except to the extent of his pecuniary interest therein.
**	All percentages reported herein are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of May 10, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

CUSIP No. 068221100	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 661,584.138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,584.138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,584.138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
14	TYPE OF REPORTING PERSON OO

**	All percentages reported herein are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of May 10, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

Page 4 of 6 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.50 per share (the “Shares”), of Barnwell Industries, Inc., a Delaware corporation (the “Issuer”). Ned L. Sherwood (“Sherwood”) had previously filed a Schedule 13G on March 8, 2012, as amended on May 3, 2012, August 14, 2012 and January 17, 2013, with respect to his investment in the Shares of the Issuer.

The address of the Issuer’s principal executive offices is 1100 Alaska Street, Suite 2900, Honolulu, Hawaii.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Sherwood and MRMP-Managers LLC, a Delaware limited liability company (“MRMP” and together with Sherwood, the “Reporting Persons”). Sherwood may be deemed to beneficially own 899,622.138 Shares (representing approximately 10.9% of the Issuer’s outstanding Shares), which includes (i) 661,584.138 Shares (the “MRMP Shares”) held by MRMP, of which Sherwood is the Chief Investment Officer and Joel M. Leander is the manager and (ii) 238,038 Shares (the “Revocable Trust Shares”) held by the Ned L. Sherwood Revocable Trust (the “Sherwood Trust”), of which Sherwood is the beneficiary and trustee.

(b)	The principal business address of Sherwood is 4731 North Highway A1A, Suite 213, Vero Beach, FL 32963. The principal business address of MRMP is c/o South Dakota Trust Company, 201 S. Phillips Avenue, Sioux Falls, South Dakota 57104. The principal business address of Joel M. Leander is 116 Lowes Foods Dr., Box 200, Lewisville, NC 27023. The principal business address of the Sherwood Trust is c/o ZS Fund L.P., 4731 North Highway A1A, Suite 213, Vero Beach, FL 32963.

(c)	The principal business of Sherwood is serving as a manager of the general partner of ZS Fund L.P., a private equity firm engaged in making long-term investments in successful middle-market companies. MRMP is a private investment vehicle of which Sherwood is the Chief Investment Officer. The Sherwood Trust is a revocable trust of which Sherwood is the beneficiary and trustee.

(d)	The Reporting Persons and, to their knowledge, Mr. Leander, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons and, to their knowledge, Mr. Leander, have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sherwood and Joel M. Leander are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 899,622.138 Shares beneficially owned by the Reporting Persons is $4,788,213.14. $4,020,993.47 of such funds were used to purchase the MRMP Shares and $767,219.67 of such funds were used to purchase the Revocable Trust Shares. The source of such funds was investment capital.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 11, 2013, Sherwood delivered a letter (the “June 11 Letter”) to the Issuer, a copy of which is attached hereto as Exhibit 1 and is incorporated in its entirety herein by reference.

Sherwood intends to have conversations, meetings and other communications with the management and board of directors of the Issuer, shareholders and other persons, in each case to discuss the Issuer’s business, strategies and other matters related to the Issuer. These communications may include a discussion of options for enhancing shareholder value, including the matters discussed in the June 11 Letter.

Page 5 of 6 Pages

Except as otherwise disclosed herein, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(c)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)	any material change in the present capitalization or dividend policy of the Issuer;

(e)	any other material change in the Issuer’s business or corporate structure;

(f)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(g)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(i)	any action similar to those enumerated above.

The Reporting Persons intend to review their investment in the Issuer’s Shares on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters set forth in subparagraphs (a) - (i) of this Item 4.

Item 5.	Interest in Securities of the Issuers.

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of May 10, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

(a)-(b) Amount beneficially owned:

Sherwood may be deemed to beneficially own 899,622.138 Shares (representing approximately 10.9% of the Issuer’s outstanding Shares), which includes (i) 661,584.138 Shares held by MRMP, or the MRMP Shares, and (ii) 238,038 Shares held by the Sherwood Trust, or the Revocable Trust Shares. By virtue of their relationship, (i) Sherwood and MRMP may be deemed to share voting power and dispositive power with respect to the MRMP Shares, and (ii) Sherwood and the Sherwood Trust may be deemed to share voting power and dispositive power with respect to the Revocable Trust Shares.

Sherwood disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

(c) Except as set forth on Exhibit 2 to this Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons.

(d) MRMP Managers Trust, the sole member of MRMP, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MRMP Shares.

(e) Not applicable.

Page 6 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

A joint filing agreement of Sherwood and MRMP is attached as Exhibit 3 to this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Letter to the Issuer

Exhibit 2:	Transactions in the Shares

Exhibit 3:	Joint Filing Agreement

*****

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2013	Ned L. Sherwood

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood

June 11, 2013	MRMP-Managers LLC

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood
	Title:	Chief Investment Officer